mm

08028940

SEC Mail Processing Section

FEB 29 2008

Washington, DC 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOCKEBRIDGE PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1666 MASSACHUSETTS AVENUE
(No. and Street)

LEXINGTON, MA 02420
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT WAXLER 781-676-2001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVINE, KATZ, NANNIS + SOLOMON, P.C.
(Name – *if individual, state last, first, middle name*)

250 FIRST AVENUE, NEEDHAM, MA 02494
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, SCOTT WAXLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOCKEBRIDGE PARTNERS, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- ** [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- ** [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ** [x] (g) Computation of Net Capital.
- ** [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ** [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

** FILED ONLY BINDER II- CONFIDENTIAL INFORMATION

LOCKEBRIDGE PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

INDEX

INDEPENDENT AUDITORS' REPORTS REQUIRED BY RULE 17a-5:

FINANCIAL STATEMENTS:

BINDER I - PUBLIC INFORMATION

BINDER II - CONFIDENTIAL INFORMATION

SUPPLEMENTARY INFORMATION

FIRST NEEDHAM PLACE
250 FIRST AVENUE · SUITE 101
NEEDHAM · MA · 02494-2805
WEB WWW.LKNSCPA.COM
EMAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8775
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

Independent Auditors' Report

To the Stockholder
LockeBridge Partners, Inc.

We have audited the accompanying statement of financial condition of LockeBridge Partners, Inc. as of December 31, 2007, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LockeBridge Partners, Inc. as of December 31, 2007, and the results of its operations and cash flows and changes in stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required pursuant to Rule 15c3-1 on Pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine, Katz, Nannis + Solomon, P.C.

January 29, 2008
Needham, Massachusetts

FIRST NEEDHAM PLACE
250 FIRST AVENUE · SUITE 101
NEEDHAM · MA · 02494-2805
WEB WWW.LKNSCPA.COM
EMAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8776
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

Independent Auditors' Report on the Internal Control Structure

As Required by SEC Rule 17a-5

To the Stockholder
LockeBridge Partners, Inc.

In planning and performing an audit of the financial statements of LockeBridge Partners, Inc. for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We did not consider procedures for safeguarding securities since the Company has not received directly or indirectly, or has held funds or securities for, or has owed funds or securities to customers, and has not carried accounts of, or for, customers.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures to the extent applicable (including tests of controls with such practices and procedures) followed by LockeBridge Partners, Inc. that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and the reserve required by Rule 15c-3(e)(2) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not, necessarily, disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors and irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange of 1934, and should not be used for any other purpose.

January 29, 2008
Needham, Massachusetts

LockeBridge Partners, Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Current Assets		
Cash and cash equivalents	$	50,119
Total Current Assets		50,119
Total Assets	$	50,119
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable	$	3,000
Total Current Liabilities		3,000
Total Liabilities		3,000
Stockholder's Equity		
Common stock, $.01 par value; authorized 2,000 shares; issued and outstanding 2,000 shares		20
Additional paid-in capital		23,980
Retained earnings		23,119
Total Stockholder's Equity		47,119
Total Liabilities and Stockholder's Equity	$	50,119

See accompanying notes.

LockeBridge Partners, Inc.
Statement of Income
Year Ended December 31, 2007

Revenues	$	55,000
Operating Expenses		
Bank fees		45
Insurance		150
License and registration fees		4,389
Professional Fees		26,200
Rent		1,200
Operating Expenses		31,984
Income from Operations		23,016
Other Income		
Interest income		82
Net Income	$	23,098

See accompanying notes.

LockeBridge Partners, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Operating Activities		
Net income	$	23,098
Increase in cash from:		
Accounts payable		3,000
Net Cash Operating Activities		26,098
Financing Activities		
Capital contributed		14,000
Net Cash Financing Activities		14,000
Net Increase in Cash		40,098
Cash and cash equivalents, beginning of year		10,021
Cash and cash equivalents, End of Year	$	50,119

See accompanying notes.

LockeBridge Partners, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock								
	Shares Issued		Amount		Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity
Balance, December 31, 2006	2,000	$	20	$	9,980	$	21	$	10,021
Capital contributed	-		-		14,000		-		14,000
Net income	-		-		-		23,098		23,098
Balance, December 31, 2007	2,000	$	20	$	23,980	$	23,119	$	47,119

See accompanying notes.

A. Description of Business

LockeBridge Partners, Inc. (the "Company") was incorporated in April 2006 as a Massachusetts S corporation. The company is engaged in the sale of businesses as well as commercial real estate sales The Company holds a registered broker dealer license as well a commercial real estate brokers' license in several states.

B. Summary of Significant Accounting Policies

1. Cash and cash equivalents - For purposes of financial statement preparation, the Company considers all highly liquid instruments with a maturity date of three months or less to be cash equivalents.

2. Revenue recognition - Revenues from fixed price contracts are recorded using the percentage of completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Revenues from cost reimbursement contracts are recorded as costs are incurred and include estimated earned fees based on contractual terms. Estimated losses on contracts are recorded in the period that it is determined a contract will result in a loss when completed. Costs and estimated earnings in excess of billings on the balance sheets represent revenue recognized in excess of billings. Billings in excess of cost and estimated earnings represent the amount the Company has billed customers in excess of revenue recognized. Contracts are considered substantially complete upon satisfaction of all material contract terms.

3. Income taxes - The Company has elected to be taxed as an S Corporation for federal and state income tax purposes. As such, the Company's taxable income is passed through to its stockholders. Accordingly, no provision for income taxes has been made in these financial statements.

4. Use of estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates included in the financial statements include revenue earned under long-term contracts, and the estimated useful lives and recoverability of property and equipment and intangible assets. Actual results could differ from those estimates.

C. Capital Structure

Common Stock

At December 31, 2007, the Company has authorized the issuance of 2,000 shares of common stock, with par value of $0.01 per share, of which 2,000 shares are issued and outstanding. Common shares have voting rights and dividends may be paid when and as if declared by the Board of Directors..

D. Commitments

The Company pays a monthly administrative/facility fee to a related entity for the use of services and offices. During the year ended December 31, 2007, $1,200 was paid to the related entity for such services. There is a written arrangement between the two entities, with no fixed dollar figures.

LOCKEBRIDGE PARTNERS, INC.
FOR THE YEAR ENDED DECEMBER 31, 2007

CONFIDENTIAL INFORMATION

Net Capital Computation

Stockholder's Equity - End of Year	$	47,119
Less: CRD cash balance	$	(467)
Net Capital	$	46,652

Excess Net Capital Computation

Minimum Net Capital Required, Based on Aggregate Indebtedness	None	
Minimum Dollar Requirement	$	5,000
Net Capital as Calculated Above	$	46,652
Net Capital Requirement, Greater of Above Minimums	$	5,000
Excess Net Capital	$	41,652
Computation of Aggregate Indebtedness	$	3,000

Reconciliation of Net Capital as Reported on December 31, 2007 Focus Report and Audited Financial Statements

Net Capital as Reported on December 31, 2007 Focus Report (unaudited)	$	46,652
Adjustments	$	-
Net Capital	$	46,652

See independent auditors' report.

CONFIDENTIAL INFORMATION

Compilation for determination of reserve requirements pursuant to Rule 15c3-3	Not applicable
Information relating to possesion of control under Rule 15c3-3	Not applicable
Schedule of segregation requirement and funds in segregation pursuant to the Commodity Exchange Act	Not applicable

See independent auditors' report

END